Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650.752.3100 F: 650.472.6021 goodwinprocter.com

February 4, 2021

VIA EDGAR and federal express

Office of Energy & Transportation Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Re:	Property Solutions Acquisition Corp. II Draft Registration Statement on Form S-1 Submitted December 18, 2020 CIK No. 0001833235

Ladies and Gentlemen:

This letter is being submitted on behalf of Property Solutions Acquisition Corp. II (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on December 18, 2020 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated January 14, 2021 (the “Comment Letter”). In response to the Staff’s Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing a revised Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments, via EDGAR concurrently with this response letter.

For references purposes, the text of the Comment Letter has been reproduced herein with the response below to the Staff’s comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Registration Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Division of Corporation Finance

February 4, 2021

Draft Registration Statement on Form S-1

Summary

Manner of conducting redemptions, page 19

1.	Please reconcile the disclosure on page 20 and elsewhere in your filing that each public stockholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed initial business combination or vote at all with the risk factor disclosure on page 49 that if a stockholder fails to vote for or against a proposed business combination, that stockholder would not be able to have their shares of common stock redeemed. In addition, if a stockholder must vote for or against the proposed business combination in order to have their shares redeemed, revise to provide related disclosure in the prospectus summary.

RESPONSE: The Company respectfully advises the Staff that it has revised pages 51, 82, 90 and F-8 of the Registration Statement to address the Staff’s comment and to clarify that public stockholders will have the right to have their shares of common stock redeemed for cash (subject to the limitations described elsewhere in the Registration Statement), regardless of whether they vote for or against a proposed business combination or vote at all.

Description of Securities

Exclusive Forum for Certain Lawsuits, page 118

2.	We note your disclosure on page 118 regarding your exclusive forum provision. Please add related risk factor disclosure

RESPONSE: The Company respectfully advises the Staff that it has included the applicable risk factor disclosure on pages 55-56 of the Registration Statement.

* * *

Division of Corporation Finance

February 4, 2021

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Jordan Vogel, Co-Chief Executive Officer, Property Solutions Acquisition Corp. II
Aaron Feldman, Co-Chief Executive Officer, Property Solutions Acquisition Corp. II
Jocelyn Arel, Goodwin Procter LLP
Audrey Leigh, Goodwin Procter LLP